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Consent of the Independent Auditor

We consent to the use of our report dated March 16, 2016 relating to the consolidated financial statements of Timmins Gold Corp. (“Timmins”) (which report expresses an unmodified/unqualified opinion and includes an emphasis of matter paragraph relating to the existence of a material uncertainty that may cast substantial doubt about Timmins’ ability to continue as a going concern) in this Annual Report on Form 40-F of Timmins for the year ended December 31, 2015.

Chartered Professional Accountants
March 30, 2016
Vancouver, Canada